EXHIBIT 16.1

April 30, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC
20549 USA

Ladies and Gentlemen:

RE: CELLCYTE GENETICS CORPORATION

We are the former independent accountants for CellCyte Genetics Corporation, a Nevada corporation (the "Company"). We have been furnished with a copy of the Company's response to Item 4.01 of Form 8-K disclosing our resignation as independent public accountants of the Company. We confirm our agreement with the statements made in response to that item insofar as they relate to our firm. We have no basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

"Morgan & Company"

Chartered Accountants